Exhibit 99.1

Concord Medical Reports Third Quarter 2013 Financial Results and Reiterates Financial Year Guidance Forecast

BEIJING, November 12, 2013 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today reported its unaudited consolidated financial results for the third quarter ended September 30, 2013[1].

Third Quarter 2013 Highlights

•	Total net revenue, which consists of net revenues generated from the network business and hospital business, was RMB234.0 million ($38.2 million) in the third quarter of 2013, a 13.5% increase from RMB206.1 million in the third quarter of 2012.

•	Gross profit in the third quarter of 2013 was RMB87.9 million ($14.4 million), a 3.8% increase from RMB84.7 million in the third quarter of 2012.

•	Net income attributable to ordinary shareholders in the third quarter of 2013 was RMB26.5 million ($4.3 million), a 29.7% decrease from RMB37.6 million in the third quarter of 2012.

•	Basic and diluted earnings per American depositary share (“ADS”)[2] in the third quarter of 2013 were both RMB0.59 ($0.10).

•	Adjusted EBITDA[3] (non-GAAP) in the third quarter of 2013 was RMB101.8 million ($16.6 million), a 0.7% increase from RMB101.1 million in the third quarter of 2012.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated, “We are pleased with our overall operating and financial results for the third quarter of 2013. The 15% revenue growth rate in our network business exceeded the 7% growth rate in the second quarter, while the gross margin remained at a favorable level. Concord Medical remains to be the leading operator of radiotherapy and diagnostic imaging centers in China. We enhanced our market position by adding four new centers in the third quarter, bringing our total number of centers to 144.”

“In our Hospital segment, total revenue from our Chang’an Hospital reached RMB102.9 million, an increase of 12.2% from the same quarter of last year. We are proud that medical service revenue increased significantly by 20.6% over the prior year period, demonstrating our strong momentum in both patient volume and per patient yield. The medicine revenue accounted for 42.6% of total revenue from hospital business in the quarter, while our long-term target is to lower the ratio to under 40%.”

“In mid-October, the State Council of China issued ‘Guidelines to promote the development of the healthcare services industry’. For Concord Medical, these new guidelines will greatly improve the visibility of government approvals and equipment procurement for establishing new private, for-profit hospitals. We feel very confident that our planned specialty cancer hospitals will significantly benefit from these new policies over time.

Currently, we are finalizing design plans for our Concord Guangzhou Cancer Hospital. Our timeline for this project remains on schedule with construction expected to start in the first half of 2014.”

Dr. Yang concluded, “With new government policies becoming more favorable to private healthcare services institutions, we remain highly confident with our business strategy of providing specialized, high-quality healthcare services to patients in China. Future Concord facilities will introduce the most advanced treatment and medical procedures in our branded hospitals and leverage our strategic relationships with world-famous medical institutions.”

Third Quarter 2013 Results by Segment

Network business

The Company added three treatment centers and one diagnostic center in the third quarter of 2013, bringing the total number of centers in operation to 144 in 55 cities in China as of September 30, 2013. As of September 30, 2013, the Company had agreements to establish nine additional centers, which are scheduled to open in the first half of 2014.

Net revenue from the network business was RMB131.1 million ($21.4 million) for the third quarter of 2013, representing an increase of 14.6% from the third quarter of 2012, primarily due to an increase in the number of patients in the Company’s existing centers and from the contribution of new centers opened during the past 12 months.

Gross profit margin in the network business was 56.0% for the third quarter of 2013, compared to 61.3% for the third quarter of 2012 and 59.7% in the second quarter of 2013. The lower year-over-year gross profit margin was primarily due to increased consumable cost, compensation and operating cost at the Company’s centers.

Capital expenditure of the network business was RMB20.9 million ($3.4 million) for the third quarter of 2013, compared with RMB131.4 million in the third quarter of 2012. The capital expenditure during the third quarter of 2013 was mainly relating to ancillary equipment spending with the Company’s network centers. The capital expenditure during the third quarter of 2012 was mainly composed of deposits for equipment for new centers.

Selling expenses in the network business were RMB24.7 million ($4.0 million) for the third quarter of 2013, representing an increase of 39.0% from RMB17.7 million in the third quarter of 2012. The increase was mainly due to higher selling expenses related to the Company’s telemedicine and web businesses, which amounted to RMB4.2 million ($0.7 million). The Company also incurred higher marketing and promotion expenses at its existing centers.

General and administrative expenses in the network business were RMB13.3 million ($2.2 million), representing a decrease of 44.9% from RMB24.3 million in the second quarter of 2013. During the third quarter of 2013, the Company spent RMB1.7 million ($0.3 million) in general and administrative expenses relating to the telemedicine and web business.

Accounts receivable from the network business was RMB234.1 million ($38.3 million) as of September 30, 2013, compared to RMB209.3 million as of June 30, 2013. The average period of sales outstanding for accounts receivable, or days sales outstanding (DSO), was 154 days for the third quarter of 2013, as compared to 123 days for the second quarter of 2013.

As of September 30, 2013, the Company, excluding Chang’an Hospital, had bank credit lines of RMB2,699 million ($441.0 million), of which RMB875.6 million ($143.1 million) was utilized.

During the third quarter of 2013, the Company handled 9,522 patient treatment cases and 79,255 patient diagnostic cases in the center network, representing a 10.4% decrease and a 7.2% increase from the third quarter of 2012, respectively.

Hospital business

Please note that financial results of Chang’an Hospital were consolidated into the Company’s operating results effective from the third quarter of 2012 when the Company consummated its acquisition of 52% equity interest in Chang’an Hospital.

Net revenue from the hospital business was RMB102.9 million ($16.8 million) for the third quarter of 2013, a 12.2% increase compared to RMB91.7 million for the third quarter of 2012. Third quarter 2013 net revenue from the hospital business consisted of:

•	outpatient revenue of RMB24.3 million ($4.0 million), representing 23.6% of the net revenue from the hospital business;

•	inpatient revenue of RMB34.7 million ($5.7 million), representing 33.8% of the net revenue from the hospital business; and

•	medicine revenue of RMB43.8 million ($7.2 million), representing 42.6% of the net revenue from the hospital business.

Cost of service for the hospital business for the third quarter of 2013 was RMB88.4 million ($14.5 million), of which the medicine cost was RMB37.3 million ($6.1 million) and the medical service cost was RMB51.2 million ($8.4 million).

Gross profit margin of the hospital business was 14.0% for the third quarter of 2013, compared to 15.9% for the third quarter of 2012 and 16.9% in the second quarter of 2013. The decrease in gross margin was mainly due to seasonality factors.

Capital expenditure of the hospital business was RMB6.7 million ($1.1 million) for the third quarter of 2013, compared with RMB13.3 million in the second quarter of 2013.

General and administrative expenses in the hospital business were RMB4.5 million ($0.7 million), compared with RMB6.2 million in the second quarter of 2013.

As of September 30, 2013, Chang’an Hospital had accounts receivable of RMB39.7 million ($6.5 million), as compared to RMB38.1 million for the second quarter of 2013, representing days sales outstanding of 34 days, as compared to 29 days for the second quarter of 2013.

Chang’an Hospital received 148,506 outpatients and 7,886 inpatients for the third quarter of 2013. The average bed utilization for the quarter was 86.7%. The average days of hospital stay was 9.6 days per patient for the quarter. Chang’an Hospital operated 1,015 beds as of September 30, 2013.

As of September 30, 2013, the Company had cash and cash equivalents of RMB166.6 million ($27.2 million), compared to RMB75.4 million as of December 31, 2012.

Results for the nine months ended September 30, 2013

Net revenue was RMB691.9 million ($113.1 million) for the nine months ended September 30, 2013, representing a 54.0% increase from the nine months ended September 30, 2012.

Cost of revenues was RMB427.4 million ($69.8 million) for the nine months ended September 30, 2013, representing a 105.0% increase from the nine months ended September 30, 2012, which was primarily due to the consolidation of the financial results of Chang’an Hospital since the third quarter of 2012.

Gross profit margin was 38.2% for the nine months ended September 30, 2013, compared with 53.6% for the nine months ended September 30, 2012. The decrease in gross profit margin was primarily due to the consolidation of the financial results of Chang’an Hospital since the third quarter of 2012, as gross profit margin for the hospital business was lower than that for the network business.

Operating expenses were RMB140.3 million ($22.9 million) for the nine months ended September 30, 2013, representing a 53.1% increase from RMB91.6 million for the nine months ended September 30, 2012, which was primarily due to the consolidation of the financial results of Chang’an Hospital since the third quarter of 2012.

As a result, operating income was RMB124.2 million ($20.3 million) for the nine months ended September 30, 2013, representing a 16.7% decrease from RMB149.2 million for the nine months ended September 30, 2012.

Income tax expense was RMB41.1 million ($6.7 million) for the nine months ended September 30, 2013, as compared to RMB38.6 million for the nine months ended September 30, 2012. The effective tax rate for the nine months ended September 30, 2013 was 33.9%, as compared to 27.3% for the first nine months of 2012, primarily attributable to accrued tax expenses relating to Chang’an Hospital.

As a result, net income was RMB80.2 million ($13.1 million) for the nine months ended September 30, 2013, representing a 21.9% decrease from RMB102.8 million for the nine months ended September 30, 2012.

Basic and diluted earnings per ADS for the nine months ended September 30, 2013 were both RMB1.67 ($0.27), representing a 24.1% decrease from the basic and diluted earnings per ADS of RMB2.20 for nine months ended September 30, 2012.

Share repurchase program

During the third quarter of 2013, the Company repurchased 99,445 ADSs, representing 298,335 ordinary shares, for a total consideration of $0.48 million.

From the inception of the share repurchase program on October 9, 2012 to September 30, 2013, the Company repurchased 2,405,777 ADSs, representing 7,217,331 ordinary shares, in the open market, for a total consideration of $8.60 million (including commissions).

As of September 30, 2013, the Company had 18.8 million ADSs outstanding, representing 56.4 million ordinary shares. The weighted average number of ordinary shares outstanding was 135,019,705.

2013 Outlook

Based on current market and operating conditions, estimated business expansion and forecasted Chang’an Hospital financial results, Concord Medical reiterates its full year 2013 guidance forecast of total estimated net revenue in the range of RMB930 million to RMB975 million, representing a 40% to 47% increase from 2012. Revenue from the Company’s network business and hospital business as a percent of total revenue are expected to be approximately 55% and 45% in 2013, respectively. Full year 2013 adjusted EBITDA is expected to grow from 10% to 15% compared to 2012.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. EST on November 13, 2013 (9:00 p.m. Beijing/Hong Kong time on November 13, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: 1-866-519-4004

U.K. Toll Free: 08082346646

International: 65 67239381

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free: 1-855-452-5696

International: +61 2 8199 0299

Conference ID: 94822599

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of September 30, 2013, the Company operated a network of 144 centers with 78 hospital partners that spanned 55 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors.

Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), gain (loss) from disposal of property, plant and equipment, and other expense or income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1200 to US$1.00, the effective noon buying rate as of September 30, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2] Each ADS represents three ordinary shares of the Company.

[3] Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment and other income or expense.

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2012	September 30, 2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	75,382	166,555	27,215
Restricted cash, current portion	284,047	324,028	52,946
Accounts receivable	210,307	273,854	44,747
Inventories	8,681	21,675	3,542
Prepayments and other current assets	67,472	118,728	19,400
Net investments in direct financing leases, current portion	89,451	122,564	20,027
Deferred tax assets, current portion	16,593	23,924	3,909
Loan to a noncontrolling shareholder of a subsidiary	100,000	93,410	15,263
Amount due from related parties	1,200	8,478	1,385

Total current assets	853,133	1,153,216	188,434

Non-current assets
Property, plant and equipment, net	1,522,920	1,519,959	248,359
Goodwill	292,885	292,885	47,857
Intangible assets, net	146,512	125,787	20,553
Deposits for non-current assets	162,938	55,096	9,003
Net investments in direct financing leases, non-current portion	171,545	218,913	35,770
Deferred tax assets, non-current portion	18,110	16,393	2,679
Equity method investments	230,589	223,994	36,600
Other non-current assets	114,758	138,479	22,627
Prepaid land lease payments	90,124	88,226	14,416
Indemnification assets	61,706	61,706	10,083

Total non-current assets	2,812,087	2,741,438	447,947

Total assets	3,665,220	3,894,654	636,381

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	383,083	313,496	51,225
Long-term bank borrowings, current portion	191,473	271,013	44,283
Accounts payable	100,563	137,194	22,417
Accrual for purchase of property, plant and equipment	40,691	37,562	6,138
Obligations under capital leases, current portion	2,117	—	—
Accrued expenses and other liabilities	92,040	103,649	16,936
Income tax payable	22,433	45,996	7,516
Deferred revenue, current portion	18,975	17,913	2,927
Amount due to related parties, current portion	5,910	3,368	550
Deferred tax liabilities, current portion	2,248	5,477	895

Total current liabilities	859,533	935,668	152,887

Non-current liabilities
Long-term bank borrowings, non-current portion	300,901	381,105	62,272
Accrued unrecognized tax benefits & surcharge, non-current portion	67,719	67,719	11,065
Other long term liabilities	34,646	33,224	5,429
Amount due to related parties, non-current	26,828	26,828	4,384
Deferred tax liabilities, non-current portion	35,683	30,266	4,945

Total non-current liabilities	465,777	539,142	88,095

Total liabilities	1,325,310	1,474,810	240,982

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,517,496	2,518,240	411,477
Accumulated other comprehensive loss	(16,955)	(16,082)	(2,628)
Accumulated deficit	(469,055)	(393,830)	(64,351)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,031,586	2,108,428	344,514
Noncontrolling interests	308,324	311,416	50,885

Total equity	2,339,910	2,419,844	395,399

Total liabilities and equity	3,665,220	3,894,654	636,381

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	September 30, 2012 (*)	September 30, 2013
	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges	(Unaudited)	(Unaudited)	(Unaudited)
Network	114,341	131,087	21,419
Hospital-Medicine income	42,755	43,833	7,162
Hospital-Medical service income	48,967	59,052	9,649

Total net revenues	206,063	233,972	38,230

Cost of revenues
Network	(44,296)	(57,659)	(9,421)
Hospital-Medicine cost	(36,869)	(37,263)	(6,089)
Hospital-Medical service cost	(40,225)	(51,177)	(8,362)

Total cost of revenues	(121,390)	(146,099)	(23,872)

Gross profit	84,673	87,873	14,358

Operating expenses

Selling expenses	(17,745)	(24,672)	(4,031)
General and administrative expenses	(13,365)	(17,770)	(2,904)
Other operating income	1,433	—	—

Operating income	54,996	45,431	7,423
Interest expenses	(3,599)	(10,893)	(1,780)
Foreign exchange (loss) gain, net	(135)	465	76
Loss on disposal of property, plant and equipment	(161)	(110)	(18)
Interest income	1,188	4,720	771
Share of net profit of equity investees	—	4,094	669
Other income, net	102	203	33

Income before income taxes	52,391	43,910	7,174
Income tax expenses	(12,920)	(15,229)	(2,488)
Net income	39,471	28,681	4,686

Net income attributable to noncontrolling interests	1,832	2,220	363

Net income attributable to ordinary shareholders	37,639	26,461	4,323

Earnings per ADS
Basic /Diluted	0.82	0.59	0.10

Weighted average number of ADS outstanding:
Basic /Diluted	45,795,431	45,006,568	45,006,568

Other comprehensive income, net of tax
Foreign currency translation	176	(450)	(74)
Total other comprehensive income (loss), net of tax	176	(450)	(74)

Comprehensive income	39,647	28,231	4,612

Comprehensive income attributable to noncontrolling interests	1,832	2,220	363

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	37,815	26,011	4,249

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended September 30, 2012			For the three months ended September 30, 2013
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	54,996	2,279	57,275	45,431	2,211	47,642
Net income	39,471	2,279	41,750	28,681	2,211	30,892
Basic earnings per ADS	0.82	0.05	0.87	0.59	0.05	0.64
Diluted earnings per ADS	0.82	0.05	0.87	0.59	0.05	0.64

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	September 30, 2012	September 30, 2013
Net income	39,471	28,681
Interest expenses, net	2,411	6,173
Income tax expenses	12,920	15,229
Depreciation and amortization	43,839	50,110
Share-based compensation	2,279	2,211
Other adjustments	194	(558)

Adjusted EBITDA	101,114	101,846

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment and other income or expense.